Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com
Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com
January 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Holly L. Hunter-Ceci, Esquire

Re:	Nationwide Variable Insurance Trust
File No. 811-03213

Dear Ms. Hunter-Ceci:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT AllianzGI International Growth Fund, NVIT Allspring Discovery Fund, NVIT BNY Mellon Core Plus Bond Fund, NVIT BNY Mellon Dynamic U.S. Core Fund, NVIT BNY Mellon Dynamic U.S. Equity Income Fund, NVIT Emerging Markets Fund, NVIT Managed American Funds Asset Allocation Fund, NVIT Mid Cap Index Fund, NVIT Real Estate Fund, and NVIT S&P 500 Index Fund (collectively, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on January 20, 2022, with regard to the Preliminary Proxy Statement (the “Proxy Statement”) filed by the Registrant on Schedule 14A.  The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on January 14, 2022 pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) of the Securities Exchange Act of 1934.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the Registrant’s Definitive Proxy Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy Statement.

U.S. Securities and Exchange Commission

Proxy Statement

1.
Comment: Please supplementally confirm that a virtual meeting is permitted under the Trust’s governing documents and Delaware law, and include citations to specific governing documents and Delaware law.  In addition, if there are any changes to the meeting format that might negatively impact a shareholder’s ability to participate fully, please disclose the changes and the reasons for them.  Please also consider including a method by which shareholders who may be experiencing technical difficulties during the meeting can receive assistance.

Response: Registrant confirms that a virtual meeting is permitted under the Trust’s Third Amended and Restated Bylaws, Article II, Section 1: “Meetings of Shareholders may also be held by means of conference telephone or other means of communication through which all persons participating in the meeting can hear each other or otherwise communicate (a ‘Virtual Meeting’), and participation in such a Virtual Meeting shall constitute presence in person or, as applicable, by proxy at the meeting for all purposes.”  Registrant also confirms that a virtual meeting is permitted under Section 3806(f) of the Delaware Statutory Trust Act: “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.”  Registrant further confirms that there are no changes to the meeting format that might negatively impact a shareholder’s ability to participate fully.  Finally, Registrant has updated the disclosure to include a toll-free number by which shareholders who may be experiencing technical difficulties during the meeting can receive assistance.

2.	Comment: In the second paragraph on page 4, please include a brief statement informing shareholders why they are being asked to approve a “manager of managers” structure.

Response: Registrant has added the following disclosure to the second paragraph on page 4:

The proposed “manager of managers” structure would permit Nationwide Fund Advisors, as the Funds’ investment adviser, to appoint and replace unaffiliated subadvisers, enter into subadvisory agreements with unaffiliated subadvisers, and amend and terminate subadvisory agreements with unaffiliated subadvisers on behalf of each Fund without shareholder approval.

3.	Comment: Please state prominently that a copy of the most recent annual and semiannual reports will be provided if a report does not accompany the Proxy

U.S. Securities and Exchange Commission

Statement. Please also disclose how shareholders may obtain these reports. If the Funds engage in householding, please so disclose.

Response: Registrant has added the requested disclosure, in bold type, to the Notice of Special Meeting of Shareholders.  Registrant respectfully notes that such disclosure already appears on page 9 of the Proxy Statement under the heading “How can I find more information on the Proposal?”

4.
Comment: The disclosure on page 9 under the heading “How do I vote my shares?” states, “If you specify a vote for the Proposal, your proxy will be voted as you indicate.”  Please clarify this sentence as to what happens if the shareholders votes against the Proposal or abstains.

Response: Registrant has updated the disclosure as follows:

If you specify a vote for or against the Proposal, your vote will be voted as you indicate.  If you choose to abstain from voting, it will have the same effect as a vote against the Proposal.

5.
Comment: Regarding the first paragraph on page 12, please consider whether this paragraph is necessary in providing shareholders with the information that they need to make an informed voting decision.

Response: Registrant has deleted the applicable paragraph.

6.
Comment:  Regarding the disclosure on page 12 under the heading “The Substitution,” please consider summarizing by deleting information regarding how Nationwide Life could conduct the Substitution without Commission approval.

Response: Registrant has deleted the applicable disclosure.

7.	Comment: After the second bullet at the top of page 13, please also clarify that NFA will remain the Funds’ primary adviser and will have responsibilities to oversee the subadvisers.

Response: Registrant has added the requested disclosure.

8.
Comment: On page 13 under the heading “How does this Proposal affect my right to vote on subadvisory agreements?” please revise the response to be in plain English and to more clearly answer the question asked.  For example, “If the Proposal is approved, shareholders will not be asked to vote on new subadvisory agreements with regard to unaffiliated subadvisers.”

Response: Registrant has revised the disclosure as requested.

U.S. Securities and Exchange Commission

9.
Comment: Please consider summarizing the second paragraph under the heading “What are the benefits to the Funds?” on page 13 and/or consolidating it with the next Q&A, as Board approval is discussed in the fifth bullet of that response.

Response: The applicable disclosure has been summarized as follows:

The Board, including a majority of the Independent Trustees, would continue to oversee the subadviser selection process to help ensure that shareholders’ interests are protected whenever NFA seeks to select a new subadviser, modify a subadvisory agreement or reallocate a Fund’s assets among existing subadvisers. Specifically, the Board, including a majority of the Independent Trustees, would still be required to evaluate and approve all subadvisory agreements, any modifications to existing subadvisory agreements and all reallocations of assets among existing subadvisers.

10.	Comment: Please revise the first bullet under the heading “What did the Board consider in reviewing this Proposal?” in light of the Funds’ investment strategies, some of which are more focused.

Response: The first bullet has been revised as follows:

A Manager of Managers Structure will enable NFA to employ subadvisers with varying investment ~~styles or investment focuses~~ strategies to help potentially enhance performance and reduce market risk ~~by expanding the securities in which a Fund may invest and the styles in which they are invested~~.

11.
Comment: Please supplementally explain how counting broker non-votes as present for quorum purposes is consistent with the New York Stock Exchange Rule 452, given the non-routine nature of the Proposal.

Response: Registrant has deleted the reference to broker non-votes under the heading “What constitutes a quorum?”  Additionally, disclosure has been added under the heading “How will the shareholder voting be handled?” to indicate that broker non-votes are not anticipated to be received in connection with the Proposal.

12.
Comment: On page 16 under the heading “What happens if the shareholders of a Fund do not approve the Proposal?” please briefly explain what the consequences of non-reliance on the Manager of Managers Structure would mean.

Response: Registrant has added the following disclosure:

U.S. Securities and Exchange Commission

If a Fund is not able to rely on the Manager of Managers structure, shareholder approval would be required to appoint and replace unaffiliated subadvisers, enter into subadvisory agreements with unaffiliated subadvisers, and amend and terminate subadvisory agreements with unaffiliated subadvisers on behalf of that Fund.  Obtaining such shareholder approval would cause that Fund to incur expense and delays each time NFA and the Board believe that a change in subadviser, or the addition of a new subadviser, would benefit the Fund and its shareholders.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Proxy Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Jessica D. Burt
Jessica D. Burt, Esquire

cc:        Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Christopher J. Zimmerman, Esquire